RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

June 21, 2007

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Tracie Towner

Re:	RAM Energy Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed on April 2, 2007

File No. 000-50682

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of May 29, 2007 regarding the annual report on Form 10-K of RAM Energy Resources, Inc. (the “Company”) for its fiscal year ended December 31, 2006. With respect to the comments, you are advised as follows:

Form 10-K for the Fiscal Year

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 35

1.

We note your disclosure stating that your oil production decreased by 5%, your NGL production decreased by 16%, and your natural gas production decreased by 12%, for the year ended December 31, 2006, compared to the year ended December 31, 2005. Please expand your disclosure to discuss the underlying reasons for the decreases in production, to comply with Item 303(a)(3) of Regulation S-K.

For the year ended December 31, 2006, the Company’s oil production decreased by 5%, its NGL production decreased by 16%, natural gas production decreased by 12%, and its average daily production decreased by 8%, compared to the year ended December 31, 2005. As described in the preceding paragraph on page 35, a reversionary interest burdening the Company’s properties in its Boonsville shallow gas area vested in September 2005 and, accordingly, reduced its interest in the related properties. The vesting of this reversionary interest caused a 4% decrease in average daily production. The remaining 4% decrease in average daily production resulted from weather related downtime and normal production declines.

Financial Statements, page 44

Note A – Summary of Significant Accounting Policies, Organization and Basis of Presentation, Page 51

Note 1 – Nature of Operations and Organization, page 51

2.

We note the stockholders of RAM Energy, Inc. received 25,600,000 shares of Tremisis Energy Acquisition Corp.’s common stock and $30 million in cash upon consummation of a merger on May 8, 2006. We understand you have accounted for the merger as a reverse acquisition, treated as a recapitalization of RAM Energy, Inc. However, your statements of stockholders’ deficit reflect the historical shares held by the Tremisis shareholders, rather than the shares issued in the merger with RAM Energy, Inc., the accounting acquirer. Accounting for a reverse recapitalization typically requires that the past share activity of the entity gaining control be recast using the exchange ratio to reflect the equivalent number of shares received in the acquisition, while also adjusting common stock and additional paid-in capital of any difference in par value of the stock.

On a related point, please tell us whether all shares of common stock offered in your Form S-1, filed on November 22, 2006, have been sold. If not, you may need to file a post-effective amendment to your Form S-1 to reflect any corresponding revisions made to your Form 10-K, with respect to the accounting for the reverse merger.

RAM Energy Resources, Inc. was formerly named Tremisis Energy Acquisition Corp. (“Tremisis”), its name being changed to RAM Energy Resources, Inc. upon completion of its acquisition of RAM Energy, Inc. Immediately prior to the acquisition of RAM Energy, Inc., Tremisis had outstanding 7,700,000 shares of its common stock. Upon consummation of the acquisition of RAM Energy, Inc., the stockholders of RAM Energy, Inc. received 25,600,000 shares of RAM Energy Resources, Inc. (formerly Tremisis) common stock. The following is a revised Statement of Stockholders’ Deficit which reflects share activity prior to the merger. The following Statement of Stockholders’ Deficit has been revised using the exchange ratio to reflect the equivalent number of shares received in the merger. Common stock and additional paid-in capital have been adjusted for the difference in the par value of the stock.

RAM Energy Resources, Inc.
Consolidated statements of stockholders' deficit
Years ended December 31, 2006, 2005, and 2004

	Common Stock Shares Restated	Common Stock	Additional Paid In Capital	Accumulated Deficit	Treasury Stock	Stockholders' Deficit

BALANCE, January 1, 2004	31,790,743	$ 3,179	$ 111,821	$(19,768,000)	$ -	$ (19,653,000)
Net income	-	-	-	6,076,000	-	6,076,000
Dividends declared	-	-	-	(1,200,000)	-	(1,200,000)
Purchase and cancellation of Common Shares, August 10, 2004	(5,298,457)	(530)	(18,470)	(5,116,000)	-	(5,135,000)
BALANCE, December 31, 2004	26,492,286	$ 2,649	$ 93,351	$(20,008,000)	$ -	$(19,912,000)
Net income	-	-	-	543,000	-	543,000
Dividends declared	-	-	-	(1,400,000)	-	(1,400,000)
BALANCE, December 31, 2005	26,492,286	$ 2,649	$ 93,351	$(20,865,000)	$ -	$(20,769,000)
Net income	-	-	-	5,048,000	-	5,048,000
Stock redemption and cancellation, May 8, 2006	(892,286)	(89)	(92,581)	(9,699,330)	-	(9,792,000)
Reverse merger effect, May 8, 2006	7,700,000	770	(770)	(422,000)	-	(422,000)
Dividends paid	-	-	-	(500,000)	-	(500,000)
Repurchase of stock	-	-	-	-	(3,768,000)	(3,768,000)
Share-based compensation, May 8, 2006	330,000	33	2,307,967	-	-	2,308,000
BALANCE, December 31, 2006	33,630,000	$ 3,363	$ 2,307,967	$(26,438,330)	$(3,768,000)	$ (27,895,000)

Weighted average shares outstanding and earnings per share for the years ending December 31, 2006, 2005 and 2004 are recalculated as follows:

	Years ended December 31,
	2006	2005	2004

Net Income	$ 5,048,000	$ 543,000	$ 6,076,000

Weighted average shares - basic	30,886,293	26,492,286	29,706,104
Dilutive effect of unvested stock grants	78,864	-	-
Dilutive effect of warrants	1,218,956	-	-
Weighted average shares - diluted	32,184,113	26,492,286	29,706,104

Basic earnings per share	$ 0.16	$ 0.02	$ 0.20
Diluted earnings per share	$ 0.16	$ 0.02	$ 0.20

Earnings per share for each quarter in 2006 and 2005 are recalculated as follows:

2006 - Quarter Ended
	December 31,	September 30,	June 30,	March 31,

Basic net income (loss) applicable to common stockholders
per common share	$ 0.03	$ 0.13	$ (0.10)	$ 0.11

Diluted net income (loss) applicable to common stockholders
per common share	$ 0.03	$ 0.13	$ (0.10)	$ 0.10

2005-QuarterEnded
	December 31,	September 30,	June 30,	March 31,

Basic net income (loss) applicable to common stockholders
per common share	$ 0.16	$ (0.18)	$ (0.01)	$ 0.06

Diluted net income (loss) applicable to common stockholders
per common share	$ 0.16	$ (0.18)	$ (0.01)	$ 0.06

All shares of common stock of RAM Energy Resources, Inc. offered in its Form S-1 dated November 22, 2006, as amended, were sold in that offering.

The Company believes that the revised Statement of Stockholders’ Deficit and schedule of earnings (loss) per share do not vary materially from the Statement of Stockholders’ Deficit and the earnings (loss) per share included in the Company’s Form 10-K for its fiscal year ended December 31, 2006. Accordingly, the Company proposes to correct the Statement of Stockholders’ Deficit and related schedule of earnings (loss) per share on a prospective basis. In this regard, the Company would file a Form 8-K to reflect the revisions set forth above.

Note 3 – Properties and Equipment, page 51

3.

We note that you follow the full cost method of accounting for your oil and natural gas operations. Please include the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X for full cost companies.

RAM Energy Resources, Inc. has no material capitalized costs related to unevaluated properties. All capitalized costs are included in the amortization base.

Note 5 – Natural Gas Sales and Gas Imbalances, page 52

4.

We note your disclosure stating your natural gas net under-produced position had an asset value of $262,000 and $237,000, at December 31, 2006 and 2005, respectively, which you recorded in other assets on the balance sheets. Please tell us why you classified these imbalances as non-current assets, as it is our understanding that these imbalances typically settle within the current period.

RAM Energy Resources, Inc.’s net under-produced position of natural gas had an asset value of $262,000 and $237,000 at December 31, 2006 and 2005, respectively. Based on its historical experience, RAM Energy Resources, Inc. concluded that these amounts typically take more than one year to settle and, accordingly, have been classified as non-current assets.

Note I – Income Taxes, page 62

5.	Please provide us with a reconciliation of your net deferred tax liability amount presented here, totaling $17,044, and the corresponding amount of $26,677 reflected on your balance sheet.

As of December 31, 2006 (in thousands):

Net deferred tax liability, Note I	$ 17,044

Tax liability accrual on uncertain tax position	9,633

Net deferred tax liability, balance sheet	$ 26,677

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Tax, an interpretation of FASB Statement No. 109” (“FIN48”) effective January 1, 2007.

Note O – Share-Based Compensation, page 66

6.	We note you adopted the provisions of SFAS 123R, effective January 1, 2006. Please include the disclosures required by paragraphs 64 and 65, and paragraphs A240 and A241 of SFAS 123R, as applicable.

On May 8, 2006, the Company’s stockholders approved its 2006 Long-Term Incentive Plan (the “Plan”). The Company reserved a maximum of 2,400,000 shares of its common stock for issuances under the Plan. The Company believes that the awards made under the Plan will better align the interests of its employees with those of its stockholders. The Plan includes a provision that, at the request of a grantee, the Company may repurchase shares to satisfy the grantee’s federal and state income tax withholding requirements. All repurchased shares will be held by the Company as treasury stock. As of December 31, 2006, a maximum of 1,423,195 shares of common stock remained reserved for issuance upon the exercise of options that may be granted and pursuant to awards that may be made under the Plan.

The Company granted Incentive Stock Awards under the Plan as set forth in the following table. Each grant (except the grants made on May 8, 2006) vests in equal increments over a five-year period from the date of grant. The Incentive Stock Awards granted on May 8, 2006 vested in full on June 8, 2006. At the request of certain of the grantees, on June 8, 2006, the Company repurchased 98,100 of these shares included in such Awards at $6.04 per share, the closing market price of the Company’s common stock as of that date, to satisfy the requesting grantees’ federal and state income tax withholding requirements. The repurchased shares were held by the Company as treasury stock at December 31, 2006.

Shares Granted			Shares Repurchased
Date	Number	Closing Price	Date	Number	Closing Price
May 8, 2006	330,000	$ 6.72	June 8, 2006	98,100	$ 6.04
November 10, 2006	646,805	$ 5.06

A summary of the status of the non-vested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Nonvested at May 8, 2006	-	$ -
Granted	976,805	$ 5.62
Vested	330,000	$ 6.72
Forfeited	-	$ -
Nonvested at December 31, 2006	646,805	$ 5.06

As of December 31, 2006, the Company had $3.2 million of unrecognized compensation cost related to non-vested, share-based compensation related to awards granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.1 years. The aggregate fair value of shares that vested during the year ended December 31, 2006 was $2.3 million.

The above should respond to your comments. We believe that the comments, while relevant, seek amplification of information already contained in the Form 10-K, and the responses included above are such that an amendment to the Form 10-K should not be required. In this regard, the Company will undertake to include the relevant information in future filings.

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAM Energy Resources, Inc.

By	/s/ John M. Longmire

John M. Longmire,

Senior Vice President and Chief Financial Officer